Exhibit 99.1

Identification of Members of the Group

As a result of the Investment Agreement entered into between the Reporting Person and the Reference Investor, among others, with respect to the shares of SABESP, the Reporting Person and the Reference Investor may be deemed to constitute a “group” for purposes of Rule 13d-5 of the Exchange Act. The Reporting Person has not entered into any joint filing agreement with the Reference Investor or its ultimate controlling persons, and understands that the Reference Investor and its ultimate controlling persons will be responsible for filing their own Schedule 13D with respect to the shares of SABESP that they beneficially own.